Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934
For the month of MARCH 2020	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A.: To Face Current Extraordinary Challenges, the Majority Shareholder Undertakes to Make Advance Payments to Satisfy the Subscription Price of a Future Rights Issue

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--March 3, 2020--Natuzzi S.p.A. (NYSE:NTZ):

In response to the recent developments related to the coronavirus epidemic, the Group has been implementing a set of actions to mitigate the impacts on production levels and cash flow, including the overall revision of operating expenses, the deferral of some investments and the shift of part of the production from the plant located in Shanghai to other plants within the Group.

In light of the current extraordinary challenges faced by the Group, on February 28, 2020, the majority shareholder of the Company entered into an agreement with the Company setting forth its undertaking, upon request of the Company, to make advance payments of up to €15.0 million to satisfy the subscription price of a future rights issue. On February 28, 2020, the Company requested an initial payment of €2.5 million which has been executed on March 2, 2020.

The agreement further provides that any such advance payments are subject to repayment unless a rights issue in a minimum amount of €15.0 million is approved by shareholders of the Company and completed before year end. The terms and conditions of the rights issue will be determined by the board of directors of the Company.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. Any such securities have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements set forth in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements. More information about the potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.
Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global players in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the European lifestyle best-known brand in the upholstered furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2018) and has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

Contacts

NATUZZI INVESTOR RELATIONS
Piero Direnzo | +39.080.8820.812 | pdirenzo@natuzzi.com

NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office) | +39.080.8820.676 | vbasile@natuzzi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
NATUZZI S.p.A.
(Registrant)

Date:	MARCH 03, 2020	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi